November 14, 2011

VIA EDGAR

Michael McTiernan
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: WestMountain Index Advisor, Inc.
Registration Statement on Form S-1
Amended November 14, 2011
File No. 333-176770

Dear Mr. McTiernan:

Reference is made to the Staff’s comment letter dated November 8, 2011 (the “Staff’s Letter”) to WestMountain Index Advisor, Inc. (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 filed with the SEC on September 9, 2011 and amended October 18, 2011.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

SEC Comments

General

1.  We note your response to prior comment 4. Please tell us the percent interest that you have in each of your joint ventures and how you determined that equity method accounting is not the appropriate accounting method for interests in joint ventures where you do not have a 51% interest or gained control of the joint venture. Additionally, please clarify why you capitalized $250,000 as contractual rights related to Fish Creek 1- 5 and contrast such treatment to your accounting for the $150,000 payment made to Ben Porterfield. In your response, please address how your accounting for the Fish Creek 1-5 amounts of $250,000 and $150,000 are consistent with the first sentence of your response which indicates that all costs related to the joint venture agreement have been recorded as exploration expenses.

The Company has only one JV agreement and the agreement is with Raven Gold Alaska, Inc.  WMNT earns in 51% ownership only upon its total and complete investment in the JV of $6,000,000.  There is no gradual ownership earn in.  At October 31, 2010 and July 31, 2011 WMNT’s percentage of ownership was 0%.

Since the Company has no interest in the JV all money contributed to the exploration of the mining properties is expensed as required by Industry Guide 7.  The Company has not capitalized any contribution to the JV.

What the Company has capitalized is the mineral rights to the property know as Fish Creek I-5 purchased from Ben Porterfield.  WMNT owns these rights exclusive from the JV agreement. Effect to this comment has been given in Amendment 2.

Selling Security Holders, page 10

2.  We note your response to comment 11 of our comment letter dated October 6, 2011. Please revise your disclosure to make clear that the reference to “affiliate” in the table is as it relates to you. Additionally, please clarify how Mr. Zimlick is affiliated with you.

Effect to this comment has been given in Amendment 2 in the Selling Security Holder section.

Experts, page 13

3.  Please update your disclosure such that it refers to the audit report on the financial statements of WestMountain Index Advisor, Inc. as well as the new dating of such audit report.

Effect to this comment has been given in Amendment 2 in the Expert section.

Certain Relationships and Related Party Transactions, page 31

4.  Please revise your disclosure to provide the information required by Item 404 of Regulation S-K or advise.

Effect to this comment has been given in Amendment 2 in the Certain Relationship and Related Party Transaction section.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.  We note your response to comment 17 of our comment letter dated October 6, 2011.   Please revise your disclosure, where applicable, to name the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

All of the transactions prior to the "Acquisition of TMC" took place more than 3 years ago and details were included in the interest of complete disclosure.  Item 701 only requires disclosure of unregistered sales of securities during the past three years.  The private placements more than 3 years old are now just summarized in a single paragraph.  The persons or class of person involved in the private placements are then identified for the remaining transactions which occurred within the last three years.

Exhibit 23.1

            6.  We note that the dual dating of the audit report as disclosed in the consent is as of October 11, 2011. This date does not agree with the date on the audit report which is as of October 14, 2011. Please advise.

Effect to this comment has been given in Amendment 2, Exhibit 23.1.

The registrant acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact me at 208-265-5858 with any questions.

Sincerely,

WestMountain Index Advisor, Inc.

/s/ Mark Scott

By: Mark Scott,
It’s Chief Financial Officer

cc.
Howard Efron, Staff Accountant
Robert Telewicz, Accounting Reviewer
Folake Ayoola, Attorney Adviser
Tom Kluck, Legal Branch Chief
Gregory Schifrin, WestMountain Index Advisor, Inc. CEO
James F. Biagi, Jr., Monahan & Biagi, PLLC